

October 10, 2012

<u>**Via Email**</u>
Michael J. Schifsky
Chief Financial Officer
NB Manufacturing, Inc.
80 E. Rio Salado Parkway, Suite 115
Tempe, AZ 85281

Re: NB Manufacturing, Inc.
       Preliminary Information Statement filed on Schedule 14C
       Filed on September 10, 2012
       File No. 000-52678

Dear Mr. Schifsky:

We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director